Mail Stop 0407

November 19, 2004

Timothy Yager
President and Chief Executive Officer
iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois  60195

	RE:  	iPCS, Inc.
Amendment No. 3 to Form S-1
Filed November 1, 2004
File No. 333-1117944
		Draft response received November 9, 2004

Amendment No. 2 to Form S-4
Filed November 1, 2004
File No. 333-1117942

Dear Mr. Yager:

We have limited our review of the above-referenced documents to a review of only your Form S-1 and have the following comments. Note that we are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-4. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

We also remind you that we received your response to our November 5, 2004 comment letter supplementally in order to expedite our discussions but that you should follow by filing the supplemental response as correspondence on EDGAR.

Form S-1/A filed November 1, 2004

1. We note counsel`s telephone statement to us on November 8, 2004, concerning our prior comment number two in our November 5, 2004 letter and our prior additional comment in our October 26, 2004 letter, that Cede & Co. was the single record holder of the notes on October 1, 2002. However, institutional custodians, such as Cede & Co., are not single holders of record for purposes of the Exchange Act`s periodic reporting provisions. Therefore, we still are unclear as to when you believe your obligation to file periodic reports because of the notes registration was suspended. Please tell us supplementally whether you had less than 300 holders of record of the notes as of the first day of each of your fiscal years ended September 30, 2003 and September 30, 2004. Please refer to Exchange Act Rule 12g5-1 in calculating the number of record holders, and see Interpretation Number M.30 of our Telephone Interpretations Manual.

2. We note your statement in the draft disclosure that "[t]he consummation of the merger terminated iPCS`s registration obligations with respect to the warrants and the issuance of the underlying common stock." It is unclear to us precisely when you believe your reporting obligations were suspended with regard to the warrants and underlying common stock. Please tell us supplementally whether you had less than 300 holders of record of the warrants and your common stock as of the first day of each of your fiscal years ended September 30, 2003 and September 30, 2004.

3. The disclosure under "Failure to file Form 10-K for the fiscal year ended September 30, 2002" is unclear. This section should begin with disclosure of the periodic reports that you failed to file. Next, there should be disclosure of the reasons why the reports were not filed. Currently, the lengthy discussion of why you were obligated to report under the Exchange Act overwhelms the section.

4. The sentence "The post-effective amendment filed in response to a demand of the selling noteholders following our acquisition by AirGate created an obligation under federal securities laws to file...." seems incorrect because you had an obligation to report under the Exchange Act beginning with the quarter ended September 30, 2000. If retained after responding to our other comments, please revise accordingly.

Form S-4/A filed November 1, 2004

5. Concerning our prior comment numbers five and six, please send us supplementally pages that show by redline the conforming changes you made to the Form S-4/A and your previously-submitted letter of representations.

*	*	*	*

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Cheryl Grant, Staff Attorney, at (202) 942-1916, or Jennifer Hardy, Senior Staff Attorney, at (202) 942-2864, with any questions.

					Sincerely,




					Larry Spirgel
					Assistant Director


cc:	Robert Wild, Esq.
	Mayer, Brown, Rowe & Maw LLP (by facsimile)






Mr. Yager
iPCS, Inc.
November 19, 2004
Page 4